Announcement








                  Company Goldman Sachs & Co.
                  TIDM
                  Headline Rule 8 - Oxford Glycosciences
                  Released 12:03 25 Mar 2003
                  Number 1646J






FORM 8.1/8.3


Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure
      25 March 2003


DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
      24 March 2003


Dealing in (name of company)
      Oxford Glycosciences plc


1. Class of securities (eg ordinary shares)
      American Depositary Receipt


2.
      Amount bought     Amount sold     Price per unit (USD)
                            100               2.85


3. Resultant total of the same class owned or controlled (and percentage of class)
      00.000%


4. Party making disclosure
      Goldman, Sachs & Co.


5. EITHER (a) Name of purchaser / vendor (Note 1)
      Goldman, Sachs & Co.

OR (b) if dealing for discretionary client(s), name of fund management organisation

6. Reason for disclosure (Note 2)
 (a) associate of
(i)  offeror (Note 3)             NO
(ii) offeree company                 YES

Specify which category or categories of associate (1-8 overleaf)
2
If category (8), explain
 (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or
more of the class of relevant securities dealt in)           NO

Signed, for and on behalf of the party named in (4) above
      Peter Highton


(Also print name of signatory)
      Peter Highton


Telephone and Extension number
      0207-774-1935




Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.     Specify which offeror if there is more than one.
Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6. In the case of an average price bargain, each underlying trade should be disclosed.
For full details of disclosure requirements, see Rule 8 of the Code.
If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE
It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer. Without prejudice to the generality of the foregoing, the term associate will normally include the following:
(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);
(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional
advisers;(3)   the directors (together with their close relatives and
related trusts) of an offeror, the offeree company or any company
covered in (1);(4)   the pension funds of an offeror, the offeree
company or any company covered in (1);
(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;
(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be
those of a single person (see Note 8 on Rule 8); and(7)   a company
having a material trading arrangement with an offeror or the offeree company.Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).
(8)     Other.
Notes
* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work. References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.
# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights);
in cases of doubt, the Panel should be consulted.

END